Exhibit 12.02

SOUTH CAROLINA ELECTRIC & GAS COMPANY
CALCULATION OF RATIOS
FOR THE YEAR ENDED DECEMBER 31, 2007
(Dollars in Millions)

CALCULATION OF BOND RATIO:

Net earnings (1)		$758,419,744
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's bond indenture dated April 1, 1993 (Mortgage)	$105,156,325
Other indebtedness (1)	1,999,063
Total annualized interest charges		107,155,388
Bond Ratio		7.08

(1)                      As defined in the Mortgage.

CALCULATION OF PREFERRED STOCK RATIO:

Net earnings (2)		$237,814,043
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's mortgage bond indentures	$107,155,388
Preferred dividend requirements	7,255,054
Total annualized interest charges		114,410,442
Preferred Stock Ratio		2.08

(2)                      As defined under SCE&G's Restated Articles of Incorporation.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SECURITY DIVIDENDS:

	Years Ended December 31,
Dollars in Millions	2007	2006	2005	2004	2003
Fixed Charges as defined:
Interest on long-term debt	$149.8	$144.1	$143.0	$144.2	$141.9
Amortization of debt premium, discount and expense (net)	3.6	3.8	4.2	4.2	3.5
Interest component on rentals	5.3	4.3	3.9	3.3	2.9
Preference security dividend requirement of consolidated subsidiary	-	-	-	-	1.7
Total Fixed Charges(A)	158.7	152.2	151.1	151.7	150.0
Preference security dividend as defined:	11.7	11.8	11.8	11.9	11.9
Total Fixed Charges and Preference Security Dividend (B)	$170.4	$164.0	$162.9	$163.6	$161.9
Earnings as defined:
Pretax income from continuing operations	$361.4	$331.5	$113.7	$362.8	$338.3
Total fixed charges	158.7	152.2	151.1	151.7	150.0
Pre-tax equity in losses of investees	19.5	21.8	77.2	1.3	1.1
Preference security dividend requirements of consolidated subsidiary	-	-	-	-	(1.7)
Total Earnings (C)	$539.6	$505.5	$342.0	$515.8	$487.7

Ratio of Earnings to Fixed Charges (C/A)	3.40	3.32	2.26	3.40	3.25

Ratio of Earnings to Combined Fixed Charges and Preference
Security Dividends (C/B)	3.17	3.08	2.10	3.15	3.01